

Mail Stop 4631

August 23, 2017

Via E-Mail
Mr. Li Hengfang
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People's Republic of China 100101

> **Re:** **ReTo Eco-Solutions, Inc.**
> **Registration Statement on Form F-1**
> **Filed August 4, 2017**
> **File No. 333-219709**

Dear Mr. Li:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Enforceability of Civil Liabilities, page 104

1. Please file as exhibits to the registration statement the consents of your legal counsels, Haneberg Hurlbert LLC and Kaitong Law Firm, for the use of their names and the opinions expressed in this section of the registration statement. See Item 101(g)(2) of Regulation S-K and Rule 436(a) of Regulation C under the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Via E-mail
Bradley A. Haneberg, Esq.
Matthew B. Chmiel, Esq.
Haneberg Hurlbert PLC
310 Granite Avenue
Richmond, VA 23226